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Mexibbean Island Grille

Caribbean Restaurant

Huntsville, AL
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Mexibbean Island Grille previously received $7,300 of investment through Mainvest.
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Data Room
Updates 13
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Mexibbean Island Grille is seeking investment to provide additional working capital.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Mexibbean Island Grille is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

$100 Gift Certificate Invest $100 or more to qualify. 50 of 50 remaining

receive your cake & eat it too ! Invest $100 and receive a $100 Gift Certificate ! Value may be used over multiple visits . You will then receive a financial profit on your investment too !

Club Mexibbean Invest $1,000 or more to qualify. 10 of 10 remaining

VIP CARD STATUS 50% off dine in purchases thru end of 2022 - Dine In Only -Maximum Pre-Discount purchase of $50 , Maximum per week Pre-Discount Purchase of $200 - Cardholder use only (cannot share with others) please.

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LOCATION

We are excited to be part of all the new re-development and positive energy coming to the Lincoln Mill Village area.

The location is within the recently re-branded Lincoln Mill Shopping Center at 200 Oakwood Avenue.
We took over the space which was previously known as "Granville's BBQ."
We will share the same roof with "Krab Kings" seafood restaurant that also opens soon.
the surrounding historical Lincoln Mill area is "Hot" , becoming gentrified with breweries , other new restaurants and new apartment complexes.
OUR MISSION

John C . Baker is a Huntsville native and veteran restaurateur who is teaming up with his wife of Kingston, Jamaica to bring Alabama its first Mexican / Caribbean fusion concept. Featuring tacos & burrito recipes from his first restaurant "Texican Taco Co" in Huntsville and his "Texas Taco & Chili Co" & "Caribbean CookHouse" in Birmingham, combined with a heavy influence from his wife's Jamaican kitchen.

Mexibbean Island Grille will be a "fast casual" style concept, and will offer counter service with a small indoor dining area.
There will be a full service bar featuring plenty of cold Jamaican Red Stripe beer along with a wide array of rum & tequila infused cocktails.

A large focus will be on curb side to-go service , delivery & catering.
THE TEAM
John C . Baker
Founder

slinging tacos since 1987

Shanice Baker
C0- Founder

the authentic Jamaican co-founder in this endeavor !!

SAMPLE MENU - NEW MENU WILL BE SIMILAR W/ADDITIONS
OUR STORY

It all began in Miami in 1983 , attending FIU cooking in kitchens with those from Latin America & the Caribbean , traveling down to Mexico and Jamaica so many times -launching Texican Taco Co / Texas Taco & Chili Co / Caribbean CookHouse 1987-1993 , working continuously in the industry for both chain & independent restaurants for 40 yrs now in all positions from busboy to GM /Managing Partner ! Have learned and gained experience at Chilis / Ruby Tuesdays / Hooters / JAlexanders and many more in Aspen / Chicago / Miami / Charlotte / Mobile / Nashville / Steamboat Springs / Ft.Walton Beach / Pensacola / Huntsville / Birmingham/ Crested Butte /Dallas !

Secured Lease February 23, 2021
Required Equipment 100% acquired
passed all Required Health Dept / Fire Dept Inspections & Received Biz Licenses April 2022
constructed our basic outdoor patio dining area April 2022
Updates
APRIL 6TH, 2022
April 2022

Greetings All from Rocket City USA ! the local economy here is RED HOT ! If you do not know about Huntsville , Alabama do a bit of Google research , people are moving here from all over the USA ! Like Nashville and Charlotte , low taxes , great job market , lower cost of living have people from Ohio to California fleeing to the South ! So , where are we at ? Well , we had hoped to be OPEN by now , BUT the City of Huntsville is holding us up , so headed back down to City Hall TODAY to try find out what the problem is with issuing us our business license that we applied for two weeks ago (after Final Approval / Inspections by necessary Depts - Health & Fire) , being told the local economy is so HOT that they are overwhelmed with new business applications ! Wow ! As always stay tuned to our Facebook page for more frequent updates : https://www.facebook.com/islandtime1962 , we are also likely to launch our 2nd round of funding (this was planned all along) soon , to help give us more working capital as we move onward & forward ! Thank You !

FEBRUARY 15TH, 2022
Spring Please come Early !

It has been a typical North Alabama Winter here with a bit of snow in a nasty storm , many cold hard rain nasty nights and wildly swinging temperatures with highs from the teens to 70 ! With all the nasty weather and staffing issues we decided to not push to OPEN until we are better situated , everything is 95% ready so we are hoping that the 1st Week of March 2022 will finally be our Soft Opening !! We passed our Fire Marshall Inspection just the other day , expecting a Final with Health Dept next wk so we can go to City Hall for that biz license ! Stay Tuned to our Facebook page for more constant updates ! We think our lil beach bar & grill is very unique , we think the public will too ! Thank you !

JANUARY 3RD, 2022
Opening January 2022

Despite the constant challenges of the pandemic that have caused us to be delayed & delayed it seems that January 2022 will finally be the month we launch ! As always follow us on Facebook for more day by day updates . Thank You & Happy 2022 to us All !

DECEMBER 7TH, 2021
Pre-Opening Sneak Peek OPEN HOUSE Holiday Party

You are Invited !! Bring a friend - FYI- Not a Kid Friendly Event. No Cost but we will be collecting donations from those able to give to support our charitable works in Africa , Jamaica and locally. restaurant will be opening In January 2022 . https://www.facebook.com/events/391916789350349?ref=newsfeed

OCTOBER 18TH, 2021
October 18, 2021

Due to ongoing delays from the contractor the landlord hired to perform the necessary repairs to the restaurant we have NOT received legal occupancy of the leased property as of yet . We have tentative assurances that this will happen November 1st at which time we have 90 days rent free in which to OPEN . With a bit of luck we could OPEN by Dec 1 st - we have to install our equip - hire - train and troubleshoot AFTER we receive occupancy . Follow our Facebook page for more frequent updates. Thank You .

JULY 15TH, 2021
Final Update for this Round of Crowdfunding here on MainVest - approaching last 24 hrs !

Hello All , A Big Thank You to our Investors who have helped us achieve our minimal goal of $5k !! Hoping we can bring on a few more investors yet ! We still have at this point just over 24 hrs before we close it out tomorrow Friday July 16 , 2021. It's been an emotional rollercoaster has many we thought would surely jump in simply have not , and many NEW friends have !! My Wife is still down in Jamica and we have now been apart TWO YEARS as Covid & VISA issues have kept us apart , hopefully I will be able to make a long planned & delayed trip down next month as we are also trying to adopt her niece & nephew to escape the poverty & violence of their Kingston neighborhood , So we have alot on our plate right now ! Our Landlord informs us that we should be able to take occupancy Aug 1st , but upon inspection last night I am skeptical - we are some 60 days behind schedule now ! In the end I am ever the optimist and we will persevere to yet be open before summer officially draws to a close with a likkle luck ! With God's Grace my wife will be re-joining me here by early 2022 . Anyone who has not come aboard just yet we hope you will - we have a mission to you use this business to support IRIE VIBES locally & Worldwide by financially supporting charities such as the One Love Brigade , Food for the Poor , KIVA , Boys & Girls Club , World Bicycle Relief , SOZO and more ! One Love !!

below is the link to my latest YouTube update video of July 14 , 2021

https://www.youtube.com/watch?v=pG55kLzBVwk

JULY 11TH, 2021
Update July 11 , 2021 - Our Last few days to hit our minimal goal of $5k

Hi Please watch our latest update Video posted on YouTube Today -- follow this link or simply search Mexibbean Island Grill (this video is labeled 7/11/21 Update) on YouTube : https://www.youtube.com/watch?v=YxOTNQnzSyc

Please SHARE with anyone who you think might invest in these final few days !! Peace :)

It's a quick update-my latest one cut wonder video , so please forgive my misspoken stumbles (I am working 3 jobs 7 days a wk 12-14 hr a day to make this happen , so stupid tired) , about our new restaurant project. We are doing something pretty unique , at least that we know of , no one else who has taken investors via crowdfunding (it's big elsewhere) locally and invited the general public to join the fun ! details here : https://mainvest.com/b/mexxibean-island-grill-huntsville you can Like & follow us here :https://www.facebook.com/islandtime1962 meanwhile #eatlocal & Be Nice to one another !

JULY 6TH, 2021
Mexibbean Island Grill Update July 6 , 2021

Hi Everyone , We are having trouble posting update videos here but if you go to our Facebook page you will see 4 new videos we just posted - explaining our concept & why it is unique - why we will succeed when so many fail - explaining our crowdfunding campaign and more ! We are in our final 10-9 days now to hit our minimal goal - we GREATLY appreciate all those who have stepped up so far & hope they will help spread the word ! Bless !!

https://www.facebook.com/islandtime1962

JULY 1ST, 2021
Happy 4th of July America !!

Hi , I have been slinging tacos since 1987 ! This is me a few years back operating Mexibbean Island Grill food truck operations at a Birmingham, AL microbrewery :) There is not a restaurant in the SE USA that we have found (and we travel & search alot !) that does what we will - preparing from scratch chef quality Mexican & Caribbean cuisine in a fun beach bar casual environment with a message of "Irie Vibes Only" -- yes there are lots of places somewhat similar - Jimmy Hulu's , a small local chain down in FLA comes to mind , but with my Jamaican wife's assistance the Caribbean Vibes will be strong with us ! Thanks for all your help , remember anything BIG once had a small start ! Have a Blessed & Safe 4th ya'll !

JUNE 23RD, 2021
June 23 2021

Your Hosts ! This is us on our wedding day down in Jamaica 2019 !! THANK YOU TO OUR NEW INVESTORS !! ALL our Investors !! Seems like our FB & IG ads and other efforts might finally be getting us some momentum !!! One Love !

JUNE 10TH, 2021

rainy days in Huntsville , AL USA !

We are experiencing some rainy days here in Huntsville but we are Thankful as we know the long hot dry days of July & August are before us ! Our Crowdfunding has not hit it's stride just yet but was are hopeful it soon will and come in strong over the final few weeks as we are still trying to get the word out ! Everyday we do something to push our project forward , purchase some cool decor item off Facebook Marketplace , try out a new recipe , etc - --

JUNE 2ND, 2021
Soon Come !

JUNE 2ND, 2021
June 2021 Update !

Unfortunately the contractor our landlord hired is way behind schedule . All they really have to do is replace / repair the suspended ceiling in dining room & the kitchen , as this is a "second generation" former restaurant property the "buildout" was already done , exhaust hood , sinks , grease trap , bathrooms , walk-in cooler , service counter all already in place ! At this point we are hoping to take possession of the property July 1st at which point we will need some 60-90 days to install our equipment (all currently in storage) - paint & decorate , hire & train staff , go thru all final inspections to obtain operational licenses & permits . Having been thru this more than a few times before I can attest - - this is the hardest , most frustrating part - the pre-opening ! We will get there soon'nuff ! We expect our crowdfunding campaign to take on more steam over the next 30 days or so as we are expecting alot of free publicity soon in the local media ! Thank you to our early adopters / investors ! Bless !

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
working capital (inventory , equipment repair , etc.) $4,700
Mainvest Compensation $300
Total $5,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$700,000	$770,000	$823,900	$865,095	$891,047
Cost of Goods Sold	$238,000	$261,800	$280,126	$294,132	$302,955
Gross Profit	$462,000	$508,200	$543,774	$570,963	$588,092

EXPENSES

Rent	$18,000	$18,450	$18,911	$19,383	$19,867
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$140,000	$154,000	$164,780	$173,019	$178,209
Insurance	$12,000	$12,300	$12,607	$12,922	$13,245
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$2,400	$2,460	$2,521	$2,584	$2,648
janitorial	$6,000	$6,150	$6,303	$6,460	$6,621
phones / internet	$1,200	$1,230	$1,260	$1,291	$1,323
paper supplies / to go boxes	$12,000	$12,300	$12,607	$12,922	$13,245
pest control	$1,500	$1,537	$1,575	$1,614	$1,654
advertising	$20,000	$20,500	$21,012	$21,537	$22,075
	$0	$0	$0	$0	$0
Operating Profit	$224,900	$254,673	$276,984	$293,387	$302,715

This information is provided by Mexibbean Island Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $5,000
Maximum Raise $20,000
Amount Invested $0
Investors 0
Investment Round Ends June 24th, 2022

Summary of Terms
Legal Business Name Mexibbean, LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition
Historical milestones

Mexibbean Island Grille has received all Final Licenses & Permits to OPEN (awaiting liquor / beer license - anticipate receiving Summer 2022) and is in final hiring and training phase with anticipation of opening for business in next 30 days . While we raised some capital previously on Mainvest this project has largely been self funded resulting in very low debt . We have largely completed the interior "build out" ourselves .

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mexibbean Island Grille to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mexibbean Island Grille operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mexibbean Island Grille competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mexibbean Island Grille's core business or the inability to compete successfully against the with other competitors could negatively affect Mexibbean Island Grille's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mexibbean Island Grille's management or vote on and/or influence any managerial decisions regarding Mexibbean Island Grille. Furthermore, if the founders or other key personnel of Mexibbean Island Grille were to leave Mexibbean Island Grille or become unable to work, Mexibbean Island Grille (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mexibbean Island Grille and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mexibbean Island Grille is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mexibbean Island Grille might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mexibbean Island Grille is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mexibbean Island Grille

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mexibbean Island Grille's financial performance or ability to continue to operate. In the event Mexibbean Island Grille ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mexibbean Island Grille nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mexibbean Island Grille will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mexibbean Island Grille is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mexibbean Island Grille will carry some insurance, Mexibbean Island Grille may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mexibbean Island Grille could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mexibbean Island Grille's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mexibbean Island Grille's management will coincide: you both want Mexibbean Island Grille to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mexibbean Island Grille to act conservative to make sure they are best equipped to repay the Note obligations, while Mexibbean Island Grille might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mexibbean Island Grille needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with

Mexibbean Island Grille or management), which is responsible for monitoring Mexibbean Island Grille's compliance with the law. Mexibbean Island Grille will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mexibbean Island Grille is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mexibbean Island Grille fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mexibbean Island Grille, and the revenue of Mexibbean Island Grille can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mexibbean Island Grille to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Mexibbean Island Grille. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

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LON I. Cheshire, CT 6 days ago

just read your update-- start calling the city every 2 days to get the inspection you need

Reply
John C B. Huntsville, AL 4 days ago Mexibbean Island Grille Entrepreneur

Hi , Thanks , but that was not the problem (all the necessary final inspections had been completed prior) , this was just a case of slow governmental bureaucracy- we received the license April 14 and are in final stages to open now :) ,

Reply

LON I. Cheshire, CT 6 months ago

what is the status of buisness. When do payments start

Reply

John C B. Huntsville, AL 6 months ago Mexibbean Island Grille Entrepreneur

HI , we just posted an update that you should receive . We are NOT OPEN and operating just yet . Thank You for your patience .

Reply

Mohammed K. Novi, MI 9 months ago

I like the team, they seem very passionate couple and hard workers and want to be part of their project :).

John C B. Huntsville, AL 9 months ago Mexibbean Island Grille Entrepreneur

Thank you , Yes you are correct we have a big passion for our mission of One Love , next yr we hope to launch a ghost kitchen / food truck out of our new place featuring East African cuisine with the help our our many friends from Kenya & Tanzania !

Mohammed K. Novi, MI 9 months ago

hi, I got a question the minimum goal is only $5k, can you please elaborate on what would that cover, I don't believe it is sufficient to launch a restaurant. Thank you

John C B. Huntsville, AL 9 months ago Mexibbean Island Grille Entrepreneur

Yes , Valid question ! Thank You , You are correct 5k is NOT , but we already have tens of thousands of dollars of our own funds invested , for example we already have purchased the vast majority of required equipment and have it in storage , we leased a 2nd generation restaurant so the build out was done , we have to do ZERO remodeling , the landlord is providing needed repairs & equipment , this is about restaurant #12 of my own to open & we know how to do it on a tight budget , lastly we set our goal low as we are the 1st biz in our area to utilize this platform , so people are naturally skeptical & if we hit 5k or it went up to 25k it's all good as we are able to self fund the balance required to open . A restaurant can cost anywhere from a few thousand dollars to open an existing fully equipped place that u lease up to millions of $$$, I have been involved in them all.

Mohammed K. Novi, MI 9 months ago

Thank you for your fast response John :) and well detailed one

John C B. Huntsville, AL 9 months ago Mexibbean Island Grille Entrepreneur

Welcome , Hope you will join us if you have not already ! :)

John C B. Huntsville, AL 9 months ago Mexibbean Island Grille Entrepreneur

ohhh and this will help us cover general opening expenses such as business license fees , smallwares , food inventory , etc. , our budget to get open after all we have already put into it is $25k

Julia C. Huntsville, AL 10 months ago

Looking forward to having you in the neighborhood!!

John C B. Huntsville, AL 9 months ago Mexibbean Island Grille Entrepreneur

Thank you , We are very excited to see all the new business bringing life to the area too !

Jim M. Huntsville, AL 10 months ago

Can't wait for ya'll to open.

John C B. Huntsville, AL 10 months ago Mexibbean Island Grille Entrepreneur

Thank You ! Having been on the opening team of many a restaurant including several of my own before I can fully attest that this is the most frustrating time - - waiting on slowwwwwww contractors ! We can't wait to get in our kitchen and cook for Everyone ! Your support is greatly appreciated ! Please help us spread the word ! :)

John C B. Huntsville, AL 11 months ago Mexibbean Island Grille Entrepreneur

See our latest update video & keep more abreast of our activities on our Facebook page ! "Like" & follow us 😀
https://www.facebook.com/islandtime1962/

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